Filed by: KLM Royal Dutch Airlines
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: KLM Royal Dutch Airlines
Exchange Act File Number: 001-04059
Date: April 15, 2004

Legal Information

The combination of KLM and Air France will be implemented through an exchange offer made by Air France to all shareholders of KLM. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of KLM. In connection with the exchange offer, Air France has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 which includes a prospectus relating to the offer, and a tender offer statement on Schedule TO, and KLM has filed with the SEC a solicitation/recommendation statement on Schedule 14D-9. KLM shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the Schedule TO and other documents relating to the offer that have been filed by Air France with the SEC because these documents contain important information relating to the offer. You are also urged to read the Schedule 14D-9 that has been filed with the SEC by KLM regarding the offer. You may obtain a free copy of these documents and other documents filed by Air France and KLM with the SEC at the SEC’s web site at www.sec.gov. You may also inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Air France, Investor Relations, 45, rue de Paris, 95747 Roissy CDG Cedex, France. (tel: +33 1 41 56 88 60), or KLM, Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands. Attention: Investor Relations (tel: +31 20 64 93099). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Forward-Looking Statements

The information herein contains, and Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in KLM’s Securities and Exchange Commission filings, including KLM’s Annual Report on Form 20-F. Air France and KLM undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

04/024

KLM REVISES OUTLOOK FOR FISCAL YEAR 2003/04

AMSTELVEEN, April 15, 2004 — KLM Royal Dutch Airlines today announced that it expects to be well in profit on a net income basis for its fiscal year ended March 31, 2004, whereas the Group previously anticipated a net income approaching break-even.

Most important driver behind the revised outlook is a stronger than expected improvement in operating income during the January – March quarter, reflecting both better than expected traffic volumes and yields as well as the ongoing success of the Group’s cost reduction program.

KLM Group will publish its full annual results on Thursday, May 6, 2004, 08.00 hours CET.

Information Relating to the Combination with Air France

This press release relates to the financial results of KLM for the fiscal year ended March 31, 2004. The information contained herein should be considered by KLM shareholders in connection with the combination of KLM and Air France, which will be implemented through an exchange offer made by Air France to all shareholders of KLM. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of KLM. In connection with the exchange offer, Air France has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 which includes a prospectus relating to the offer, and a tender offer statement on Schedule TO, and KLM has filed with the SEC a solicitation/recommendation statement on Schedule 14D-9. KLM shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the Schedule TO and other documents relating to the offer that have been filed by Air France with the SEC because these documents contain important information relating to the offer. You are also urged to read the Schedule 14D-9 that has been filed with the SEC by KLM regarding the offer. You may obtain a free copy of these documents and other documents filed by Air France and KLM with the SEC at the SEC’s web site at www.sec.gov. You may also inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Air France, Investor Relations, 45, rue de Paris, 95747 Roissy CDG Cedex, France. (tel: +33 1 41 56 88 60), or KLM, Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands. Attention: Investor Relations (tel: +31 20 64 93099). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Forward-Looking Statements

The information herein contains, and Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in KLM’s Securities and Exchange Commission filings, including KLM’s Annual Report on Form 20-F. Air France and KLM undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.